October 23, 2025

FLORIDA DEPARTMENT OF STATE
Division of Corporations

THE GREATER CANNABIS COMPANY, INC.
25 SE 2ND AVE SUITE 550
MIAMI, FL 33131

Re: Document Number P17000004537

The Articles of Amendment to the Articles of Incorporation of THE GREATER CANNABIS COMPANY, INC., a Florida corporation, were filed on October 22, 2025.

This document was electronically received and filed under FAX audit number H25000376551.

Should you have any questions regarding this matter, please telephone (850) 245-6050, the Amendment Filing Section.

SHANTELL BROWN
Regulatory Specialist II
Division of Corporations Letter Number: 425A00023983

AMENDMENT TO ARTICLES OF INCORPORATION
OF
THE GREATER CANNABIS COMPANY, INC.

THE GREATER CANNABIS COMPANY, INC., a Florida corporation (the "**Company**"), acting pursuant to the Florida Business Corporation Act, does hereby submit the following amendment to its Articles of Incorporation:

FIRST: The name of the Company is **THE GREATER CANNABIS COMPANY, INC.**

SECOND: The Articles of Incorporation of the Company were filed with the Florida Secretary of State on January 13, 2017 and amended on August 28, 2018, September 27, 2019, July 29, 2020, June 13, 2023 and October 6, 2025 (as so amended, the "**Articles**").

THIRD: The description of the "**TERMS OF SERIES B CONVERTIBLE PREFERRED STOCK**" set forth in the Articles shall be amended to read in its entirety as follows:

"DESIGNATION OF RIGHTS, PREFERENCES, POWERS AND RESTRICTIONS OF SERIES B CONVERTIBLE PREFERRED STOCK

The Company hereby authorizes a new series of 1,000 shares of Preferred Stock, $0.001 par value, which shares are hereby designated "**Series B Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations:

1. **Designation and Number of Shares**. The series will be known as Series B Convertible Preferred Stock (the "**Series B Preferred Stock**") and will consist of one thousand (1,000) shares of Preferred Stock, par value $0.001 per share The face amount of each share of Series B Preferred Stock shall be $0.001 per share (the "**Stated Value**").

2. **Dividends**. The holders of shares of the Series B Preferred Stock shall not be entitled to receive any dividends.

3. **Preferences on Liquidation**. Subject to the provisions of **Section 6(a)** below, in the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of shares of the Series B Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the Company available for distribution to its shareholders, whether from capital, surplus or earnings, an amount equal to one dollar ($1.00) per share.

4. **Voting Rights**. Except as otherwise required by law or by the Articles of Incorporation and except as set forth in **Section 6(b)** below, the outstanding shares of Series B Preferred Stock shall vote together with the Company's outstanding shares of Common Stock and other voting securities of the Company as a single class and, each the total of all shares of Series B Preferred Stock outstanding shall represent 51 percent (51%) of all votes entitled to be voted at any annual or special meeting of shareholders of the Company or action by written consent of shareholders.

5. **No Impairment**. The Company will not, by amendment to the Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of the Articles of Incorporation and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Series B Preferred Stock against impairment.

6. **Ranking; Changes Affecting Series**.

(a) The Series B Preferred Stock shall, with respect to distribution rights on liquidation, winding up and dissolution, rank senior to any of the shares of Common Stock of the Company, and any other class or series of stock of the Company now or hereafter issued and outstanding.

(b) So long as any shares of Series B Preferred Stock are outstanding, the Company shall not (i) alter or change any of the powers, preferences, privileges or rights of the Series B Preferred Stock; or (ii) amend the provisions of this **Section 6**; in each case, without first obtaining the approval by vote or written consent, in the manner provided by law, of the holders of at least a majority of the outstanding shares of Series B Preferred Stock, as to changes affecting the Series B Preferred Stock.

7. **Conversion**. The holders of the Series B Preferred Stock shall have conversion rights as follows:

(a) Right to Convert. Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, into 100,000 shares of Common Stock (the "**Conversion Ratio**").

(b) Mechanics of Conversion.

(i) In order for a holder of Series B Preferred Stock to convert shares of Series B Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates representing such shares of Series B Preferred Stock, at the office of the transfer agent for the Series B Preferred Stock (or at the principal office of the Company if the Company serves as its own transfer agent), together with written notice that such holder elects to convert all or any portion of the shares of the Series B Preferred Stock represented by such certificate or certificates. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or such holder's attorney duly authorized in writing. The date of receipt of such certificates and notice by the transfer agent (or by the Company if the Company serves as its own transfer agent) shall be the conversion date ("**Conversion Date**"). The Company shall, as soon as practicable after the Conversion Date, issue and deliver to the holder of such Series B Preferred Stock, or to such holder's nominees, a certificate or certificates representing the number of shares of Common Stock to which such holder is entitled upon conversion of such Series B Preferred Stock, together with cash in lieu of any fractional share.

(ii) The Company shall at all times when shares of Series B Preferred Stock are outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of Series B Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series B Preferred Stock into shares of Common Stock. Before taking any action which would cause an adjustment reducing the Conversion Ratio below the then par value of the shares of Common Stock issuable upon conversion of Series B Preferred Stock, the Company will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Ratio.

(c) **Adjustments to Conversion Ratio.**

(i) Adjustment for Stock Splits and Combinations. If the Company shall at any time, or from time to time, after the date of the first issuance of Series B Preferred Stock (the **"Original Issue Date")** effect a subdivision of the outstanding Common Stock, the Conversion Ratio then in effect immediately before that subdivision shall be proportionately decreased. If the Company shall at any time, or from time to time, after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Ratio then in effect immediately before the combination shall be proportionately increased. Any adjustment under this subsection shall become effective concurrently with the effectiveness of such subdivision or combination.

(ii) Adjustment for Common Stock Dividends and Distributions. If the Company at any time, or from time to time, after the Original Issue Date, shall make or issue a dividend or other distribution payable in additional shares of Common Stock, then and in each such event the Conversion Ratio then in effect shall be decreased concurrently with the issuance of such dividend or distribution, by multiplying the Conversion Ratio then in effect by a fraction: *(x)* the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance; and *(y)* the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution; *provided, however,* that no adjustment with respect to the Conversion Ratio or the Series B Preferred Stock shall be made if the holders of Series B Preferred Stock simultaneously receive, at the election of the Company (A) a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of Series B Preferred Stock had been converted into Common Stock on the date of such event; or (B) a dividend or other distribution of shares of Series B Preferred Stock based on the number of shares of Common Stock which each share of Series B Preferred Stock is convertible into, as of the date of such event, as is equal to the number of additional shares of Common Stock being issued with respect to each share of Common Stock in such dividend or distribution.

(iii) **Certificate as to Adjustments**. Upon the occurrence of each adjustment or readjustment of the Conversion Ratio pursuant to this **Section 7(c)**, the Company at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series B Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series B Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, as promptly as reasonably practicable after the written request at any time of any holder of Series B Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series B Conversion Ratio then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series B Preferred Stock.

8. **Notices**. All notices hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the person to be notified; (ii) five days after having been sent by certified mail, return receipt requested, postage prepaid; or (iii) the next business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the holder at its address and facsimile number, if any, appearing on the books of the Company.

9. **Status of Converted Stock**. In the event any shares of Series B Preferred Stock shall be converted pursuant to **Section 7** hereof, the shares so converted shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate as of the time of conversion, except only the right of the holders thereof to receive shares of Common Stock in exchange therefore and, as applicable, to receive payment of any accrued but unpaid dividends thereon, and shall thereupon become Preferred Stock of the Company without further designation or terms applicable thereto, other than those which are otherwise applicable, if any, to the Preferred Stock of the Company, generally.

10. **Protective Provisions**. So long as any shares of Series B Preferred Stock are outstanding, the Company shall not, without first obtaining the approval (by vote or written consent, as provided by Florida Business Corporation Act) of the Holders of at least a majority of the then outstanding shares of Series B Preferred Stock:

(a) alter or change the rights, preferences or privileges of the Series B Preferred Stock;

(b) alter or change the rights, preferences or privileges of any capital stock of the Company so as to affect adversely the Series B Preferred Stock;

(c) create any new class or series of capital stock having a preference over the Series B Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Company;

(d) create any new class or series of capital stock ranking *pari passu* with the Series B Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Company;

(e) increase the authorized number of shares of Series B Preferred Stock;

(f) issue any shares of Series B Preferred Stock other than pursuant to the Securities Purchase Agreement with the original parties thereto;

(g) redeem, declare or pay any cash dividend or distribution on, any junior Securities;

(h) make any amendments to the Company's articles of incorporation or bylaws;

(i) increase or decrease the size of the board of directors of the Company; or

(j) a sale of the Company, or a purchase by the Company of any other entity or assets.

If holders of at least a majority of the then outstanding shares of Series B Preferred Stock agree to allow the Company to alter or change the rights, preferences or privileges of the shares of Series B Preferred Stock pursuant to **subsection (a)** above, then the Company shall deliver notice of such approved change to the Holders of the Series B Preferred Stock that did not agree to such alteration or change.

11. **Lost or Stolen Certificates**. Upon receipt by the Company of (a) evidence of the loss, theft, destruction or mutilation of any Preferred Stock Certificate(s); (b) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to the Company; or (c) in the case of mutilation, upon surrender and cancellation of the Preferred Stock Certificate(s), the Company shall execute and deliver new Preferred Stock Certificate(s) of like tenor and date.

FOURTH: This Amendment to the Articles of Incorporation was approved by the Company's sole director and holders of capital stock having a majority of the voting power of the Company's issued and outstanding capital stock by joint written consent in lieu of meetings dated April 4, 2025, and the number of votes cast for the Amendment by the shareholders was sufficient for approval.

IN WITNESS WHEREOF, the Company has caused this Amendment to its Amended and Restated Articles to be executed by its Chief Executive Officer on this 20th day of October, 2025.

THE GREATER CANNABIS COMPANY, INC. INC.

By: /s/ Aitan Zacharin
Aitan Zacharin, Chief Executive Officer